Filed Pursuant to Rule 424(b)(3)

Registration No. 333-283672

ADDENDUM1 (to Pricing Supplements dated June 10, 2024 to Prospectus dated February 6, 2025)

UBS AG

ETRACS Gold Shares Covered Call ETNs due February 2, 2033

ETRACS Crude Oil Shares Covered Call ETNs due April 24, 2037

This addendum relates to various series of outstanding Exchange Traded Access Securities (collectively, the “ETRACS”) previously issued by Credit Suisse AG and subsequently assumed by UBS AG. This addendum and the Pricing Supplements dated June 10, 2024 will be used by UBS AG in connection with the continuous offering of outstanding series of previously issued ETRACS. The ETRACS were initially registered, and a portion were initially offered and sold, under registration statements previously filed by Credit Suisse AG. When Credit Suisse AG initially registered your series of ETRACS, Credit Suisse AG prepared pricing supplements related to your series of ETRACS that were attached to a “base” prospectus, which has been replaced from time to time. Since UBS AG assumed your series of ETRACS, UBS AG has prepared the Pricing Supplements dated June 10, 2024 and the Prospectus Supplement dated May 31, 2024 and attached them to a base prospectus.

UBS AG has prepared a new base prospectus dated February 6, 2025. This new base prospectus replaces the prior base prospectus. Because the terms of your ETRACS otherwise have remained the same, UBS AG is continuing to use the Pricing Supplements dated June 10, 2024. As a result, you should read the Pricing Supplements dated June 10, 2024 which give the specific terms of your ETRACS, together with the base prospectus dated February 6, 2025. When you read these documents, please note that all references in the Pricing Supplements dated June 10, 2024 to the Prospectus Supplement dated May 31, 2024 and the base prospectus dated as of a date prior to February 6, 2025, or to any sections of the prior base prospectus, should refer instead to the base prospectus dated February 6, 2025, or to the corresponding section of that base prospectus. In addition, please note that instead of using the website links in the Pricing Supplements dated June 10, 2024 to the Prospectus Supplement dated May 31, 2024 and the base prospectus dated as of a date prior to February 6, 2025, you should use the following website link to access the base prospectus dated February 6, 2025: https://www.sec.gov/Archives/edgar/data/1114446/000119312525021845/d936490d424b3.htm

[1]	This addendum is being filed for the purpose of identifying the new base prospectus dated February 6, 2025.

In addition, please disregard the table of contents for the base prospectus dated as of a date prior to February 6, 2025 that is provided in the current offering supplement for your securities. A table of contents for the new base prospectus is provided on page i of the February 6, 2025 base prospectus.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO U.K. RETAIL INVESTORS The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“U.K.”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “U.K. PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the U.K. has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the U.K. may be unlawful under the U.K. PRIIPs Regulation.

In the U.K., this prospectus addendum is for distribution only to and is directed only at: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). In the U.K., the securities and any investment or investment activity to which this prospectus addendum relates (including any invitation, offer or agreement to subscribe, purchase or otherwise acquire the securities) will be available only to, and will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this prospectus addendum or any of its contents.

UBS AG, UBS Securities LLC or any affiliate of UBS AG may use this addendum, together with the Pricing Supplements dated June 10, 2024 and the new base prospectus, in connection with offers and sales of the ETRACS in market-making transactions. Please see “Supplemental Plan of Distribution (Conflicts of in Interest)” in the Pricing Supplements dated June 10, 2024 and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank

Addendum dated February 6, 2025